Detica

RECEIVED

2008 SEP 30 A 7:53

FICE OF INTERNATI
CORPORATE F

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

[redacted]

4 (0)1483 816000
4 (0)1483 816144

www.detica.com

08005118

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 08-FIV100C307

23 September 2008

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

05.09.08	Dealings by connected exempt principal traders
05.09.08	Dealings by connected exempt principal traders
05.09.08	Dealings by persons with interests in securities representing 1% or more
08.09.08	Dealings by connected exempt principal traders
08.09.08	Dealings by connected exempt principal traders
08.09.08	Dealings by persons with interests in securities representing 1% or more
08.09.08	Dealings by connected exempt principal traders
09.09.08	Dealings by connected exempt principal traders
09.09.08	Dealings by connected exempt principal traders
09.09.08	Dealings by connected exempt principal traders
10.09.08	Dealings by connected exempt principal traders
10.09.08	Dealings by connected exempt principal traders
10.09.08	Dealings by connected exempt principal traders
11.09.08	Dealings by connected exempt principal traders
11.09.08	Dealings by connected exempt principal traders

PROCESSED
OCT 01 2008
THOMSON REUTERS

11.09.08	Dealings by connected exempt principal traders
12.09.08	Offer for Detica Group plc
12.09.08	Dealings by connected exempt principal traders
12.09.08	Dealings by connected exempt principal traders
12.09.08	Form 8.1 – Dealing by Offerors, Offeree companies or their associates
15.09.08	Dealings by connected exempt principal traders
15.09.08	Dealings by connected exempt principal traders
15.09.08	Dealings by connected exempt principal traders
15.09.08	Merger update
16.09.08	Dealings by connected exempt principal traders
16.08.09	Dealings by connected exempt principal traders
17.09.08	Dealings by connected exempt principal traders
17.09.08	Dealings by connected exempt principal traders
18.09.08	Notification of major interest in shares
18.09.08	Dealings by connected exempt principal traders
18.09.08	Dealings by connected exempt principal traders
18.09.08	Replacement – to previous announcement released at 11.59 12 September 2008
19.09.08	Dealings by connected exempt principal traders
19.09.08	Dealings by connected exempt principal traders
19.09.08	Dealings by connected exempt principal traders
22.09.08	Dealings by connected exempt principal traders
22.09.08	Dealings by connected exempt principal traders
22.09.08	Dealings by persons with interests in securities representing 1% or more

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

N. Heywood

Nicky Heywood
Company Secretarial Assistant

RECEIVED
2008 SEP 30 A 7:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	15:06 22-Sep-08
Number	9975D15

RNS Number : 9975D
BlackRock Group
22 September 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary shares
Date of dealing	19th September 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,756,326	7.51%		
(2) Derivatives (other than options)	2,794,060	2.39%		
(3) Options and agreements to purchase/sell				
Total	11,550,386	9.91%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	825	GBP 4.3875

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22nd September 2008
Contact name	Thomas Hone
Telephone number	020 77430 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 SEP 30 A 7:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:55 22-Sep-08
Number	9652D11

RNS Number : 9652D
Deutsche Bank AG
22 September 2008

**DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)**

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	19/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
98,738	4.4	4.2853

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
2,810	4.374667	4.3168

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	73,200	4.3815
CFD	Short	16,698	4.386

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:43 22-Sep-08
Number	9628D11

RNS Number : 9628D
UBS AG (EPT)
22 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**19 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
266,964	**440 pence**	**436.75 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
21,106	**438.75 pence**	**433 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

CFD	SHORT	2253	4.34380382 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	22 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED

2008 SEP 30 A 7:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	16:23 19-Sep-08
Number	8947D16

RNS Number : 8947D
Deutsche Bank AG
19 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	18/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
301,915	4.35	4.33

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
305,990	4.3475	4.3415

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	4,475	4.3415
CFD	Short	517	4.3656

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 SEP 30 A 7:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	12:04 19-Sep-08
Number	8510D12

RNS Number : 8510D
UBS AG (EPT)
19 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**18 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
306,819	**435.25 pence**	**433.5 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
3,926	**434.75 pence**	**433.5 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**SHORT**	299748	4.34667617 GBP
CFD	**SHORT**	836	4.33630383
CFD	**SHORT**	836	4.33630383

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	19 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:25 19-Sep-08
Number	8442D11

RNS Number : 8442D
UBS AG (EPT)
19 September 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**18 September 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,100	0.00%	17,282	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,100	0.00%	17,282	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long	Short

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	15	432.75 pence
PURCHASE	16	432.75
PURCHASE	20	432.75
PURCHASE	21	432.75
PURCHASE	23	432.75
PURCHASE	24	432.75
PURCHASE	100	432.75
Total purchases	219	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	19 September 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 SEP 30 A 7:5?
FICE OF INTERNAT
CORPORATE

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure-Replacement
Released	17:07 18-Sep-08
Number	8018D17

RNS Number : 8018D
UBS AG (EPT)
18 September 2008

This announcement replaces the previous RNS amendment reference 3312D released at 11:59 on 12TH September 2008. Amendment made to the purchase figure in 2 (a) due to a late trade. All other information remains unchanged.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**11 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
20,910	**437 pence**	**434.50 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	12 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:44 18-Sep-08
Number	7449D11

RNS Number : 7449D
UBS AG (EPT)
18 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**17 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
8,231	**435.1305 pence**	**433.0453 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
10,324	**434.75 pence**	**432.50 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**SHORT**	7043	4.3513 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	18 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

RECEIVED
2008 SEP 30 A 7:5?
[illegible]ICE OF INTERNA[illegible]
[illegible]PORATE [illegible]

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:43 18-Sep-08
Number	7444D11

RNS Number : 7444D
Deutsche Bank AG
18 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	17/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Note 3) **GBP**
41,556	4.4397	4.335

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (Note 3) GBP**
42,742	4.3775	4.3

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	1,049	4.3362
CFD	Long	419	4.3304
CFD	Long	73	4.3
CFD	Short	342	4.3375

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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©2008 London Stock Exchange plc. All rights reserved

RECEIVED

2008 SEP 30 A 7:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Detica

Company	Detica Group Plc
TIDM	DCA
Headline	Holding(s) in Company
Released	11:09 18-Sep-08
Number	7390D11

RNS Number : 7390D
Detica Group Plc
18 September 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

12.09.08

6. Date on which issuer notified:

18.09.08

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0031539561	6,028,443	6,028,443

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB0031539561	7,021,104	7,021,104	N/A	6.03	N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
7,021,104	6.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSIBD") is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816900.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2008 London Stock Exchange plc All rights reserved

RECEIVED
2008 SEP 30 A 7:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:32 17-Sep-08
Number	6371D11

RNS Number : 6371D
UBS AG (EPT)
17 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**16 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
12,775	439.50 pence	432.3803 pence

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
7,036	434.75 pence	430 pence

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	17 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS

END

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©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	10:42 17-Sep-08
Number	6295D10

RECEIVED
2008 SEP 30 A 7:53
...CE OF INTERNATI...
...PORATE FINA...

RNS Number : 6295D
Deutsche Bank AG
17 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	16/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Note 3) **GBP**
24,161	4.35	4.2922

Total number of securities sold	**Highest price received** (Note 3) **GBP**	**Lowest price received** (Note 3) **GBP**
21,060	4.3475	4.3

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	4,055	4.3238
CFD	Short	7,156	4.337

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:50 16-Sep-08
Number	5381D11

RNS Number : 5381D
Deutsche Bank AG
16 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	15/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
7,508	4.375	4.365

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
11,688	4.3525	4.345

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	11,688	4.3475
CFD	Short	5,668	4.37
CFD	Short	1,500	4.375438
CFD	Short	340	4.365

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 SEP 30 A 7:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:26 16-Sep-08
Number	5319D11

RNS Number : 5319D
UBS AG (EPT)
16 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**15 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
5,553	**440 pence**	**437.25 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
9,426	**439.25 pence**	**436.3455 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

CFD	LONG	7043	4.36345449 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	16 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS

END

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©2008 London Stock Exchange plc. All rights reserved

RECEIVED

2008 SEP 30 A 7:03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Office of Fair Trade
TIDM	
Headline	Merger Update
Released	15:00 15-Sep-08
Number	4553D15

RNS Number : 4553D
Office of Fair Trading
15 September 2008

Merger Clearance:

The OFT has decided, on the information currently available to it, **not to refer** the following merger to the Competition Commission under the provisions of the Enterprise Act 2002:

Anticipated acquisition by BAE Systems plc of Detica Group plc

The text of this decision will be placed on the Office of Fair Trading's web site at www.oft.gov.uk as soon as is reasonably practicable.

This information is provided by RNS
The company news service from the London Stock Exchange

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should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	13:12 15-Sep-08
Number	4487D13

RNS Number : 4487D
UBS AG (EPT)
15 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**12 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
993,258	**433.75 pence**	**433.5 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
2,823	**433.93 pence**	**433.5 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**Short**	992957	4.3375 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	**15 SEPTEMBER 2008**
Contact name	**Netsanet Solomon**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 SEP 30 A 7:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:34 15-Sep-08
Number	4278D11

RNS Number : 4278D
Deutsche Bank AG
15 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	12/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Note 3) **GBP**

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (Note 3) GBP**
249	4.3575	4.3575

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein

should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 SEP 30 A 7:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:00 15-Sep-08
Number	4230D11

RNS Number : 4230D
UBS AG (EPT)
15 September 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	2p ordinary
Date of dealing	12 September 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,100	0.00%	17,501	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,100	0.00%	17,501	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long	Short

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	200	435.5 pence

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	15 September 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	Rule 8.1- Detica Group Plc
Released	17:32 12-Sep-08
Number	3862D17

RNS Number : 3862D
Deutsche Bank AG
12 September 2008

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

"The Takeover Panel Executive has agreed on an ex parte basis that the trade below has no Code consequences. The trade below was a proprietary black box trade."

1. KEY INFORMATION

Name of person dealing (Note 1)	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	10/09/2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	Number (%)
(1) Relevant securities	700 0.00%	-24,963 -0.02%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**

(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	8,066	4.399399

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	12/09/2008
Contact name	David Lindsay
Telephone number	020 7545 8533
Name of offeree/offeror with which associated	BAE Systems Plc
Specify category and nature of associate status (Note 10)	Advisor to Offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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©2008 London Stock Exchange plc. All rights reserved

RECEIVED

2008 SEP 30 A 7:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	12:06 12-Sep-08
Number	3329D12

RNS Number : 3329D
UBS AG (EPT)
12 September 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**11 September 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	900	0.00%	17,501	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	900	0.00%	17,501	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long	Short

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	383	433.25 pence
SALE	750	435.25
SALE	750	435.25
SALE	209	435.25
SALE	209	435.25
SALE	501	436
SALE	500	436
SALE	297	436.75
SALE	289	436.75
SALE	38	436.75
SALE	36	436.75
SALE	5000	437
SALE	2975	437
SALE	1857	437
SALE	1046	437
SALE	910	437
SALE	571	437
SALE	570	437
SALE	274	437
SALE	257	437
SALE	206	437
SALE	188	437
SALE	186	437
SALE	168	437
SALE	153	437
SALE	121	437
SALE	61	437
SALE	59	437
SALE	59	437
SALE	58	437
SALE	58	437
SALE	57	437
SALE	51	437
SALE	37	437
SALE	37	437
SALE	36	437
SALE	5	437

TOTAL SALES 18,962

(b) Derivatives transactions (other than options)

Product name, e.g Long/short CFD (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	12 September 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc

Nature of connection (Note 9) **CONNECTED BROKER**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 SEP 30 A 7:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:52 12-Sep-08
Number	3297D11

RNS Number : 3297D
Deutsche Bank AG
12 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	11/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
1,223	4.3675	4.345

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
7,230	4.3675	4.345

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	7,751	4.3594
CFD	Short	1,495	4.3505

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for

checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 SEP 30 A 7:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	BAE SYSTEMS PLC
TIDM	BA.
Headline	Offer for Detica Group plc
Released	07:00 12-Sep-08
Number	2893D07

RNS Number : 2893D
BAE SYSTEMS PLC
12 September 2008

Not for release, publication or distribution in or into Canada, Australia and Japan or any other jurisdiction where it would be unlawful to do so

12 September 2008

Recommended cash offer
by
BAE Systems (Holdings) Limited
(a wholly-owned subsidiary of BAE Systems plc)
for
Detica Group plc

OFFER EXTENDED TO 25 SEPTEMBER 2008

Introduction

On 28 July 2008, the boards of BAE Systems plc ("BAE Systems") and Detica Group plc ("Detica") announced that they had reached agreement on the terms of a recommended cash offer for the entire issued and to be issued share capital of Detica (the "Offer"), to be made by a wholly-owned subsidiary of BAE Systems, BAE Systems (Holdings) Limited ("BAE Systems Holdings"). The full terms and conditions of the Offer were set out in an offer document issued by BAE Systems Holdings on 31 July 2008 (the "Offer Document").

On 29 August 2008, BAE Systems Holdings announced that the Offer was being extended and would remain open for acceptance until 1:00 p.m. (London time) on 11 September 2008.

Level of Acceptances

As at 1:00p.m. (London time) on 11 September 2008 (being the second closing date of the Offer), BAE Systems Holdings had received valid acceptances from Detica Shareholders in respect of 94,170,558 Detica Shares, representing approximately 80.82 per cent. of Detica's existing issued share capital. This total includes acceptances received in respect of 7,162,397 Detica Shares (representing approximately 6.15 per cent. of the existing issued share capital of Detica) which were subject to irrevocable commitments procured by BAE Systems Holdings from the Directors of Detica.

In addition, BAE Systems Holdings is the owner of 9,575,433 Detica Shares, representing approximately 8.22 per cent. of the existing share capital of Detica. These 9,575,433 Detica Shares were initially acquired by BAE Systems, on 29 July and were subsequently transferred to BAE Systems Holdings. Accordingly, BAE Systems Holdings is the owner or has received valid acceptances in respect of 103,745,991 Detica Shares, representing approximately 89.04 per cent. of the existing issued share capital of Detica.

On 10 September (being the latest practicable date prior to the publication of this announcement) BAE Systems Holdings or any person acting in concert with BAE Systems Holdings had interests in or rights to subscribe for Detica relevant securities as follows:

Name	**Nature of interest**	**Number of relevant securities**	**Percentage of Detica existing issued share capital**
BAE Systems Holdings	Share	9,575,433	8.22%
Deutsche Bank AG, London Branch	Long	700	0.0006%
Deutsche Bank AG, London Branch	Short	33,029	0.03%

Save as disclosed in either this announcement or in the Offer Document, neither BAE Systems Holdings, nor any person acting in concert with BAE Systems Holdings, is interested in or has any rights to subscribe for any Detica Shares nor does any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative

or any arrangement in relation to Detica Shares. For these purposes, "arrangement" includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of Detica Shares and any borrowing or lending of Detica Shares which have not been on-lent or sold and any outstanding irrevocable commitment or letter of intent with respect to Detica Shares.

As at 11 September 2008, BAE Systems Holdings may count 103,745,991 Detica Shares (representing approximately 89.04 per cent. of the existing issued share capital of Detica) towards the satisfaction of the acceptance condition to the Offer.

Extension of the Offer

The Offer, which remains subject to the terms and conditions set out in the Offer Document, is being extended and will remain open for acceptance until the next closing date which will be 1:00 p.m. (London time) on 25 September 2008. Any further extensions of the Offer will be publicly announced by 8:00am (London time) on the business day following the day on which the Offer is otherwise due to expire, or such later time or date as the Panel may agree.

If you hold Detica Shares in certificated form (that is, not through CREST), to accept the Offer, please complete, sign and return the Form of Acceptance (which has been sent to you together with the Offer Document) in accordance with the instructions thereon and set out in the Offer Document as soon as possible and, in any event, so as to be received by Equiniti Limited by 1:00 pm (London time) on 25 September 2008.

If you hold Detica Shares in uncertificated form (that is, through CREST), to accept the Offer, please follow the procedures set out in the Offer Document so as to ensure that your TTE instruction settles as soon as possible and, in any event, not later than 1:00 pm (London time) on 25 September 2008. If you hold Detica Shares as a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to Euroclear.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Offer Document.

Copies of the Offer Document are available for inspection during normal business hours on any Business Day at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London, EC4Y

1HS, until the end of the Offer Period.

Enquiries

Deutsche Bank (financial adviser to BAE Systems) - 020 7545 8000

Anthony Parsons
Charles Bryant
Omar Faruqui

UBS (corporate broker to BAE Systems) - 020 7568 0000

Philip Shelley
Chris Smith

This announcement does not constitute an offer or an invitation to purchase any securities. The Offer will be made solely by means of the Offer Document and the acceptance forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting for BAE Systems and no one else in connection with the Offer and will not be responsible to anyone other than BAE Systems for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Offer.

UBS Limited is acting as sole corporate broker to BAE Systems and no-one else in connection with the Offer and will not be responsible to any person other than BAE Systems for providing the protections afforded to clients of UBS Limited nor for providing advice in relation to the Offer, the contents of this document or any transaction, arrangement or other matter referred to herein.

The availability of the Offer to Detica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer is not being made in or into, and is not capable of acceptance in or from any Restricted Jurisdiction. Persons receiving this announcement and all documents relating to the Offer, including

custodians, nominees and trustees, should observe these restrictions and should not send or distribute documents in, from or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Detica, all "dealings" in any "relevant securities" of Detica, (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Detica, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Detica by BAE Systems or Detica, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax +44 (0) 20 7236 7013.

Notice to US holders of Detica Shares

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Detica Shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of Detica Shares is urged to consult his independent professional advisor immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Detica Shares to enforce their rights and any claim arising out of the US federal securities laws, since BAE Systems and Detica are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Detica Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to exemptive relief from the US Securities and Exchange Commission, BAE Systems or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Detica Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, Deutsche Bank and UBS will continue to act as exempt market makers in Detica Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing

Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	12:50 11-Sep-08
Number	2355D12

RECEIVED
2008 SEP 30 A 7:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number : 2355D
Deutsche Bank AG
11 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	10/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
10,274	4.4	4.365

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
4,415	4.399399	4.36

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	4,415	4.3766
CFD	Short	1,193	4.365437
CFD	Short	178	4.4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2008 SEP 30 A 7:51
OFFICE OF INTERNAT
CORPORATE FI

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	12:20 11-Sep-08
Number	2300D12

RNS Number : 2300D
UBS AG (EPT)
11 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**10 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid (Note 3)**	**Lowest price paid (Note 3)**
528	**440 pence**	**437.50 pence**

Total number of securities sold	**Highest price received (Note 3)**	**Lowest price received (Note 3)**
1,170	**440 pence**	**440 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	11 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

END

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©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 SEP 30 A 7:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:46 11-Sep-08
Number	2242D11

RNS Number : 2242D
UBS AG (EPT)
11 September 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	2p ordinary
Date of dealing	10 September 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,361	0.00%	0	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,361	0.00%	0	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long	Short

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	212	435.75 pence
SALE	212	435.75
SALE	392	436.375
SALE	203	436.5
SALE	458	439.75
SALE	126	439.75
SALE	83	439.75
SALE	251	439.75
SALE	468	440
TOTAL SALES	2405	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**11 September 2008**
Contact name	**NIMISHA SACHDEV**
Telephone number	**020 7568 9289**
Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 9)	**CONNECTED BROKER**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:51 10-Sep-08
Number	1354D11

RNS Number : 1354D
UBS AG (EPT)
10 September 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**09 September 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,150	0.01%	0	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,150	0.00%	0	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long	Short

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	233	435.25 PENCE
SALE	233	435.25
SALE	300	435.75
SALE	197	435.75
SALE	196	435.75
SALE	34	435.75
SALE	63	435.75
SALE	424	437
SALE	300	437
SALE	202	437.25
SALE	202	437.25
TOTAL SALES	2,384	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call	Number of securities	Exercise price per unit

option (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	10 September 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2008 SEP 30 A 7:5?
OFFICE OF INTERNA... CORPORATE FI...

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:42 10-Sep-08
Number	1301D11

RNS Number : 1301D
Deutsche Bank AG
10 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	09/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
11,473	4.39	4.3825

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
1,323	4.39	4.3675

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	11,473	4.3889
CFD	Short	837	4.4377

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for

checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:37 10-Sep-08
Number	1275D11

RNS Number : 1275D
UBS AG (EPT)
10 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**09 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
414	**435.25 pence**	**435.25 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	10 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2008 SEP 30 A 7:59
FICE OF INTERNAT
CORPORATE FIN

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:49 09-Sep-08
Number	0389D11

RNS Number : 0389D
Deutsche Bank AG
09 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	08/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
4,622	4.39	4.39

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
21,573	4.4	4.36

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	21,000	4.39
CFD	Short	4,622	4.37

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for

checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 SEP 30 A 7:52
FICE OF INTERNAT
CORPORATE FIN

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:29 09-Sep-08
Number	0347D11

RNS Number : 0347D
UBS AG (EPT)
09 September 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	2p ordinary
Date of dealing	05 September 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,150	0.01%	0	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,150	0.00%	0	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long	Short

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	462	436 pence
SALE	462	436.25
SALE	436	437
SALE	435	437
SALE	1087	437.75
SALE	586	438
SALE	401	438
SALE	529	438.75
TOTAL SALES	4398	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	09 September 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2008 SEP 30 A 7:5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:21 09-Sep-08
Number	0328D11

RNS Number : 0328D
UBS AG (EPT)
09 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**08 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
5,611	**442 pence**	**437 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
6,975	**436.25 pence**	**435 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	09 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure - Amendment
Released	18:23 08-Sep-08
Number	9905C18

RNS Number : 9905C
Deutsche Bank AG
08 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

AMENDMENT - Totals /Cfd

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	04/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
37,188	4.371	4.3525

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
42,000	4.35809	4.35809

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	42,000	4.35809
CFD	Short	21,000	4.3549
CFD	Short	12,647	4.371
CFD	Short	3,541	4.35796
CFD	Short	251	4.4377

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 SEP 30 A 7:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	State Street Global
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	13:50 08-Sep-08
Number	9552C13

RNS Number : 9552C
State Street Global Advisors
08 September 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Detica Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	05/09/2008

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 7,977 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	1061964	0.91653		
(2) Derivatives other than options	0	0.00000	0	0.00000
(3) Options & Agreements to Purchase/Sell				
Total	1061964	0.91653	0	0.00000

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	08/09/2008
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

-

-

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The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:54 08-Sep-08
Number	9410C11

RNS Number : 9410C
Deutsche Bank AG
08 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	05/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Note 3) **GBP**
3,779	4.3875	4.3875

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (Note 3) GBP**
19,573	4.3925	4.37

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	11,473	4.385
CFD	Long	8,000	4.38318
CFD	Long	1,418	4.39
CFD	Short	1,142	4.387939

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:50 08-Sep-08
Number	9402C11

RNS Number : 9402C
UBS AG (EPT)
08 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**05 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid (Note 3)**	**Lowest price paid (Note 3)**
7,406	**440 pence**	**438.5 pence**

Total number of securities sold	**Highest price received (Note 3)**	**Lowest price received (Note 3)**
3,480	**437.5 pence**	**437.5 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	08 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2008 SEP 30 A 7:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:23 05-Sep-08
Number	8364C11

RNS Number : 8364C
UBS AG (EPT)
05 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**04 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
351,522	**437 pence**	**435.9 pence**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
63,891	**437 pence**	**435.6305 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

CFD	SHORT	350000	4.359 GBP
CFD	LONG	63184	4.35630508

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	05 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED

2008 SEP 30 A 7:59

FFICE OF INTERNAT.
CORPORATE FI..

Regulatory Announcement

Go to market news section

Company	Standard Life Inv.
TIDM	
Headline	Rule 8.3- DETICA GROUP PLC
Released	13:02 05-Sep-08
Number	8559C13

RNS Number : 8559C
Standard Life Investments
05 September 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**GBP 0.02**
Date of dealing	**04/09/08**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	3,623,653	3.11		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,623,653	3.11		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**

(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)
(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	353,206	GBP 4.355

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

..

Is a Supplemental Form 8 attached? (Note 9)	**NO**
Date of disclosure	**05/09/08**
Contact name	**Robbie storrie**
Telephone number	**0131-550-6049**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:53 05-Sep-08
Number	8427C11

RNS Number : 8427C
UBS AG (EPT)
05 September 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**04 September 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	11548	0.01%	0	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11548	0.00%	0	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long	Short

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Purchase	498	436 pence
Purchase	502	436
Purchase	1000	436
Purchase	609	436
Purchase	1000	436
Purchase	1791	436.25
Purchase	950	436.75
Purchase	86	436.75
Purchase	223	436.75
Purchase	881	436.75
Purchase	713	436.875
Purchase	910	437.5
Purchase	206	437.5
Purchase	379	437.5

Total purchases	9748
Total sales	0

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) NO

Date of disclosure	05 September 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk]

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:24 05-Sep-08
Number	8322C11

RNS Number : 8322C
Deutsche Bank AG
05 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	04/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Note 3) **GBP**
37,188	4.371	4.3525

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (Note 3) GBP**
42,251	4.4377	4.35809

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	42,000	4.35809
CFD	Short	21,000	4.3549
CFD	Short	12,647	4.371
CFD	Short	3,541	4.35796

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

END